EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Nxt-ID, Inc.:

We consent to the use of our report dated April 14, 2016 with respect to the consolidated balance sheets of Nxt-ID, Inc. and subsidiary as of December 31, 2015 and 2014 and the related consolidated statements of operations, changes in stockholders’ equity (deficiency), and cash flows for the years then ended, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-1.

Our report dated April 14, 2016 contains an explanatory paragraph that states the Company has incurred recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Stamford, CT

May 6, 2016